

Global Alliance Securities, LLC

Financial Statement

December 31, 2025

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SEC ALE NUMBER
8-69244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART 111

FACING PAGE

Information Required Pursuant to Rules 17a-S, 17a-12, and 188-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/VY) AND ENDING 12/31/2025 (MM/DD/VY)

A. REGISTRANT IDENTIFICATION

NAME oF FIRM: Global Alliance, Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes}:

0 Broker-dealer O Security-based swap dealer 0 Major security-based swap participant

0 Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2464 Darts Cove Way
(No. and Street)

Charleston (Mt Pleasant)	SC	29466
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John P O'Shea	212-878-6532	joshea@gassec.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name - if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)lif aoolicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

• Oaims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P O'Shea, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Alliance Securities, LLC, as of December 31 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Executive Chairman

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Global Alliance Securities LLC

FINANCIAL STATEMENT
(Public Per Rule 17a-5(e)(3))

For the Year Ended December 31, 2025

Global Alliance Securities LLC

CONTENTS





berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Alliance Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Alliance Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 6, 2026

GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	665,045
Commissions receivable		118,386
Customer receivable		256,191
Due from broker		1,075
Leasehold improvements, net		32,819
Other assets		18,951
Property and equipment, net		2,515
Total Assets	$	1,094,982

LIABILITIES AND MEMBERS' EQUITY

Fail to receive		$256,191
Accrued expenses		2,810
Total liabilities	$	259,001
Members' equity		$835,981
Total Liabilities and Members' Equity	$	1,094,982

The accompanying notes are an integral part of these financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Alliance Securities LLC (the "Company"), was organized on June 22, 2010 in the state of New York as a limited liability company. The Company filed for dissolution and the dissolution was granted with New York State in April 2019. The Company reorganized in the State of South Carolina as a limited liability company in January 2019. The Company began its operations as a broker-dealer in August of 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company is approved to conduct several types of businesses as follows: Rendering services to Foreign Broker-Dealers under Rule 15A-6 ("Chaperoning") in transacting securities business with U.S. major institutional investors and U.S. institutional investors as these terms are defined by Rule 15A-6; Broker or dealer retailing corporate equity securities over-the-counter; Broker or dealer selling corporate debt securities; Underwriter or selling group participant (corporate securities other than mutual funds); Private placements of securities; Mergers and acquisitions; and strategic advisory services. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statement on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers ('ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Significant judgments

Revenue from contracts with customers includes fees from chaperoning customer transactions. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Fair Value Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Fair Value Definition and Hierarchy-(continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value – Valuation Techniques and Inputs

A description of the valuation techniques applied to the company's major categories of assets and liabilities are measured at fair value on a recurring basis as follows.

U.S. Government Securities: U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy. As of December 31,2025, the Company did not hold any U.S. government securities.

Commission income

The Commission income includes commission related to the Company's investment banking and trading activity. Commission income consists of both a fixed and a variable fee. The Company intermediates transactions, pursuant to Rule 15a-6, where a foreign institution executes or enters into securities-based transactions involving securities with various U.S. institutional investors. Under ASC 606, The Company recognizes revenue when a trade takes place. The Company receives a performance-based fee for the flow of transactions for which it acts as an intermediary.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank accounts. Funds deposited with a single financial institution are insured up to $250,000 in aggregate by the Federal Deposit Insurance Corporation (FDIC). The Company considers all highly liquid temporary cash investment with an original maturity of three months or less when purchased to be cash equivalents.

Due from Broker
Due from Broker's balance includes cash balance of $1,075 with Hilltop Securities, Inc.

Segment reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of 15a-6 chaperoning services and investment banking. The Company has identified its Executive Chairman as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Commissions receivable

The Company adopted FASB ASC Topic 326 – "Financial Instruments– Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

Commissions receivable includes commission income due from clients. Commissions receivable are generally collected over a period of less than 45 days. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Receivables are assessed continually for collectability and an allowance is recognized for credit losses, if required.

The Company had commissions receivable of $118,386 as of December 31, 2025 due from six clients.

Allowance for Credit Losses

The Company does not require collateral and establishes an allowance for credit losses based on the Company's assessment of collectability. After concluding that an accounts receivable is not collectable, the Company will reduce the gross receivable and the allowance for credit losses. As of December 31, 2025, receivables were considered fully collectable, and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is expensed on a straight-line basis over the useful life of the asset over a period of 3-7-years. As of December 31, 2025, property and equipment had a cost of $22,845 and accumulated depreciation of $20,330. Depreciation expense was $2,054 for the year ended December 31, 2025, and is included in the depreciation and amortization in the accompanying Statement of Operations.

Leasehold improvements

Leasehold improvements are valued at cost. Amortization is expensed on a straight-line basis over three years. As of December 31, 2025, leasehold improvements had a cost of $175,530 and accumulated amortization expense was $142,711. Amortization expense is included in the depreciation and amortization in the accompanying statement of operations and aggregated $28,682 for the year ended December 31, 2025.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Effective January 1, 2020, the Company is a South Carolina LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements. Deferred taxes are immaterial.

The Company has elected to file its income tax returns as a sub chapter-S corporation in its federal and state jurisdictions.

Tax years that remain subject to a U.S. Federal Income tax examination are 2022 through 2025. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income taxes. Under that guideline, the Company assesses the likelihood, based on their technical merit, the tax position will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. The Company had no unrecognized tax benefits at December 31, 2025.

NOTE 3-FAIR VALUE MEASURMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. As of December 31, 2025, there were no assets categorized under a fair value measurement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's minimum net capital is based upon SEC Rule 15a-6 which requires the Company, a "chaperoning broker-dealer", to maintain a minimum net capital of $250,000. At December 31, 2025, the Company had net capital of $663,310, which exceeded required net capital by $413,310, and a total aggregate indebtedness of $259,001. The Company's aggregate indebtedness to net capital ratio was .3905 to 1 at December 31, 2025.

The Company is exempt from the reserve requirement provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934 paragraph (k) (2) (i) of the Rule. The Company is also permitted to engage in activities pursuant to paragraph k(2)(ii) of Rule 15c3-3.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company presently does not maintain a clearing agreement. The Company utilizes the clearing carrying relationships of the foreign broker-dealers for whom it provides chaperoning services under SEC Rule 15a-6.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into an office services agreement with the Company members. The agreement is a month-to-month agreement with the payment of $1,200 payable the 15th of each month. The services expense under this new agreement for the year ended December 2025 was $14,400 which is included in Occupancy expense in the Statement of Operations. At December 31, 2025, the Company owed $-0- to the members.

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, lease ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company does not have any leases that fell under the provisions of ASC 842 as of December 31, 2025.

NOTE 7 – CONCENTRATIONS, CREDIT RISK, AND FAILS TO RECEIVE AND CUSTOMER RECEIVABLE FAILS

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking and money market accounts in financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2025, all of the Company's cash was held at two financial institutions located in the United States.

As part of its activities, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2025, there was one Securities fail to receive of $256,191 which cleared in January 7, of 2026.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no and have been no litigations against the Company. Certain conditions may exist as of the date the financial statement are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2025, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

Note 9- SUBSEQUENT EVENTS

The Company approved this financial statement and evaluated subsequent events for recognition and disclosure through the date this financial statement were issued.